Exhibit 99.1

120 Collins Street Melbourne 3000 Australia T +61 (0) 3 9283 3333 F +61 (0) 3 9283 3707

Media release

Third quarter 2011 operations review

13 October 2011

Chief executive Tom Albanese said “We have set new quarterly records for iron ore sales and hard coking coal production as our operations recovered from the severe weather experienced earlier in the year. Whilst we are mindful of current market volatility, the fundamentals are holding up well, particularly for bulk-traded commodities. We are operating at full capacity, selling all we produce and our growth programme is on track, supported by the strength of our balance sheet.”

•	Global iron ore production of 64 million tonnes (50 million tonnes attributable) was up five per cent on the third quarter of 2010.

•

Third quarter iron ore sales of 60 million tonnes (100 per cent basis) from the Pilbara operations in Western Australia set a new quarterly record as the ports and rail recovered strongly from the inclement weather experienced earlier in the year.

•	Mined copper continued to be impacted by lower grades at Escondida and Kennecott Utah Copper and was down 32 per cent on the third quarter of 2010.

•	Bauxite production was up seven per cent compared with the same quarter of 2010. Aluminium was two per cent higher whilst alumina was five per cent lower.

•	Coal production from the Queensland and New South Wales coal mines rebounded from the severe rains in the first half of the year.

•	Australian hard coking coal production set a new quarterly record and was 14 per cent higher than third quarter of 2010 and 55 per cent higher than the second quarter.

•	Other production from the Australian coal operations favoured semi-soft coal which was 57 per cent higher than the third quarter of 2010 with thermal coal three per cent lower.

•

In the first nine months of 2011 Rio Tinto increased its interest in Ivanhoe Mines Ltd from 40.5 per cent to 49.0 per cent and participated in Ivanhoe’s rights offering for a total cost of $1.9 billion.

•	Rio Tinto completed the $3.7 billion Riversdale acquisition on 1 August: Benga is on track to be commissioned by year-end with substantial growth options ahead.

•

On 12 October, ERA announced it is to raise A$500 million via an accelerated renounceable entitlement offer. Rio Tinto has committed to subscribe for its 68.4 per cent entitlement in full and has indicated that it intends to participate in sub-underwriting any shortfall in the retail entitlement offer.

•

On 10 February, Rio Tinto announced a $5 billion capital management programme, which was subsequently increased to $7 billion to be completed by the end of the first quarter of 2012. By 12 October, 69 million Rio Tinto plc shares had been bought back at a total cost of $4.4 billion.

All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

Continues	Page 2 of 26

IRON ORE

Rio Tinto share of production (000 tonnes)

	Q3 11	vs Q3 10	vs Q2 11	9 mths 11	vs 9 mths 10
Pilbara Blend Lump	12,819	+16%	+3%	35,962	+9%
Pilbara Blend Fines	17,332	+9%	+6%	47,556	+10%
Robe Valley Lump	1,420	-1%	+7%	3,837	-7%
Robe Valley Fines	3,015	+7%	+4%	8,295	+5%
Yandicoogina Fines (HIY)	12,829	-9%	-8%	39,036	-2%
IOC (pellets and concentrate)	2,421	+6%	+24%	5,874	-9%

Global iron ore production of 64 million tonnes (50 million tonnes attributable) was up five per cent on the third quarter of 2010. Year to date global iron ore production of 179 million tonnes (141 million tonnes attributable) was up three per cent on the same period of 2010.

Pilbara operations

The Pilbara mines continued to operate at above capacity and produced 60 million tonnes (50 million tonnes attributable), the second highest quarter on record. Production for the nine months to September was 169 million tonnes (141 million tonnes attributable).

Third quarter sales of 60 million tonnes (100 per cent basis) set a new quarterly record as rail and port infrastructure recovered strongly from the inclement weather experienced earlier in the year.

Pilbara marketing

During the third quarter Rio Tinto priced the majority of its iron ore using a quarterly index-linked price, set at the prior quarter’s average lagged by one month, as a reference. Prices are adjusted for product characteristics and iron and moisture content. The approximate iron and moisture content for Rio Tinto’s major iron ore products from the first to the third quarter of 2011 were:

	Fe (dry basis)	Moisture
Pilbara Blend Lump	62.5%	4%
Pilbara Blend Fines	61.5%	8.5%
Robe Valley Lump	57.0%	6.0%
Robe Valley Fines	57.0%	7.0%
Yandicoogina Fines	58.5%	9.0%

Pilbara expansion

The expansion of the Pilbara to 283 Mt/a by the second half of 2013 remains on track. Early works for the expansion to 333 Mt/a proceeded, with earthworks for the new stockyard and car dumper well advanced. The feasibility study to expand the Pilbara to 333 Mt/a is on track for a full decision in early 2012.

On 9 September, Rio Tinto announced an investment of $310 million to assure a sustainable water supply for its iron ore operations in the Pilbara, ensuring a sufficient resource to accommodate the expansion of annual production capacity up to 333 Mt/a.

On 15 September, Rio Tinto announced an investment of $833 million (Rio Tinto share $706 million) in major power and fuel supply projects in the Pilbara, of which approximately half relates to sustaining capex and half to growth capex. Rio Tinto’s integrated Pilbara power and gas network will be upgraded with a $520 million investment and a further $313 million will be allocated to fuel infrastructure facilities. The projects are needed to support annual production capacity of 283 million tonnes. The fuel infrastructure project will also help support the next phase of potential expansion, to 333 Mt/a in 2015.

Rio Tinto’s integrated operations will be progressively upgraded as follows:

•	225 Mt/a - current operating capacity

•	230 Mt/a by end of Q1 2012 - Dampier port incremental (in implementation)

•	283 Mt/a by end of H2 2013 - Cape Lambert first 53 Mt/a increment (in implementation)

•	333 Mt/a by end of H1 2015 - Cape Lambert second 50 Mt/a increment (in feasibility)

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Iron Ore Company of Canada (IOC)

Third quarter saleable iron ore production was six per cent higher than the same quarter of 2010 and 24 per cent higher than the second quarter of 2011 as a result of improved production reliability. Concentrate for sinter production was maximised in the quarter to respond to market demand, and this resulted in lower pellet production relative to the third quarter of 2010.

The Concentrator Expansion Project Phase 1, lifting capacity to 22 Mt/a, is on track for completion in late 2011 and Phase 2, improving the magnetite recovery circuit, is progressing as planned, with first production expected in late 2012.

2011 production guidance

In 2011, Rio Tinto expects to produce in excess of 240 million tonnes (100 per cent basis) from its global operations in Australia and Canada, subject to weather constraints.

COPPER

Rio Tinto share of production

	Q3 11	vs Q3 10	vs Q2 11	9 mths 11	vs 9 mths 10

Kennecott Utah Copper
Mined copper (000 tonnes)	41.9	-36%	-8%	147.9	-18%
Refined copper (000 tonnes)	45.2	-40%	-22%	166.5	-19%
Molybdenum (000 tonnes)	3.4	+25%	-21%	11.3	+30%
Mined gold (000 ozs)	92	-12%	-8%	294	-21%
Refined gold (000 ozs)	88	-47%	-17%	292	-40%
Escondida
Mined copper (000 tonnes)	44.7	-39%	-20%	162.5	-28%
Refined copper (000 tonnes)	17.2	-27%	-23%	62.6	-4%
Grasberg JV
Mined copper (000 tonnes)	1.6	-27%	-68%	11.5	-61%
Mined gold (000 ozs)	53	+1%	+29%	142	+22%
Northparkes
Mined copper (000 tonnes)	10.6	+31%	+10%	29.6	+28%
Palabora
Mined copper (000 tonnes)	10.5	-4%	-3%	31.2	-2%

Kennecott Utah Copper (KUC)

Mill throughput in the third quarter was lower than all comparable periods, due to a scheduled move of the in-pit crusher. Copper and gold contained in concentrates was below prior periods due to a combination of lower mill throughput and lower ore grades, whilst variability in molybdenum production reflected fluctuations in ore grades and recoveries.

Production of copper, gold and silver will remain at lower levels as mining progresses through lower grade areas of the open pit, before rebounding during the second half of 2012 and into 2013.

On 20 September, Rio Tinto announced an increase in its copper mineral resources by 20 million tonnes to 106 million tonnes at KUC. The mineral resource addition, known as the North Rim Skarn, increases contained metal in mineral resources by 0.73 million tonnes of copper, 1.0 million ounces of gold and 13 million ounces of silver over the 2010 year-end mineral resource estimate.

Escondida

Third quarter mined copper production decreased 39 per cent compared with the same quarter of 2010, as a consequence of a work stoppage which halted operations for 15 days, coupled with lower copper grades.

Grasberg

Freeport is due to release its 100 per cent operating data for the third quarter on 19 October 2011. Rio Tinto’s share of joint venture copper in 2011 has been impacted by lower ore grades which substantially reduced the Rio Tinto share of production under the metal sharing agreement.

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The labour strike which commenced on 15 September 2011 is still ongoing.

Northparkes

Mined copper production rose by 31 per cent compared with the same quarter of 2010 due to higher grades from the E48 block cave and ongoing mine to mill optimisation projects leading to higher ore treatment volumes.

Palabora

Mined copper production decreased by four per cent compared with the third quarter of 2010 due to significantly lower slag grade material being milled leading to reduced recovery.

On 5 September, Rio Tinto announced its intention to divest its 57.7 per cent shareholding in Palabora and initiated a commercial process to sell its shareholding.

Ivanhoe

On 24 August, Rio Tinto exercised its right to subscribe for and acquire common shares in Ivanhoe Mines Ltd, increasing its ownership by 2.0 per cent to 48.5 per cent for a total consideration of $536 million.

On 27 September, Rio Tinto increased its stake in Ivanhoe to 49 per cent through the acquisition of an additional 3.7 million common shares bringing its total holding to 361,858,442 common shares. The additional shares were purchased for an aggregate of $71 million at a price per share of $19.21.

2011 production guidance

In 2011, Rio Tinto share of mined and refined copper production is expected to be 522 thousand tonnes and 337 thousand tonnes, respectively.

ALUMINIUM

Rio Tinto share of production (000 tonnes)

	Q3 11	vs Q3 10	vs Q2 11	9 mths 11	vs 9 mths 10
Bauxite	9,178	+7%	+5%	25,971	+6%
Alumina	2,235	-5%	—	6,593	-3%
Aluminium	962	+2%	—	2,863	+1%

Cost pressures are returning to the aluminium industry, including the effect of stronger currencies, and the higher costs of caustic, coke and pitch.

Bauxite and alumina

Bauxite production was seven per cent higher than the third quarter of 2010, notably at Weipa, driven by increased third party demand.

Alumina production continued its gradual recovery from the abnormally heavy rains between December 2010 and April 2011, which primarily impacted Queensland Alumina’s production, affecting bauxite and coal quality, equipment reliability and freight costs. In August 2011, Gove suffered a significant power outage resulting in a loss of 55,000 tonnes of alumina production. The plant has recovered from the outage and is now operating at a stable rate.

Aluminium

Aluminium production was marginally higher than the same quarter of 2010, driven by higher production at Laterrière following a transformer failure in July 2010, partly offset by the loss of production following two subsequent transformer incidents in May 2011 and August 2011 at the Dunkerque smelter in France.

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2011 production guidance

In 2011, Rio Tinto’s share of bauxite, alumina and aluminium production is expected to be 35.8 million tonnes, 9.2 million tonnes and 3.9 million tonnes, respectively.

ENERGY

Coal

Rio Tinto share of production (000 tonnes)

	Q3 11	vs Q3 10	vs Q2 11	9 mths 11	vs 9 mths 10

Rio Tinto Coal Australia
Hard coking coal	2,774	+14%	+56%	6,177	-8%
Semi-soft coking coal	733	+57%	+6%	2,113	-7%
Thermal coal	4,575	-3%	-4%	13,355	+1%

Hard coking coal production set a new quarterly record, 14 per cent above the third quarter of 2010, and recovered strongly from the severe flooding earlier in the year. Hail Creek benefited from improved truck performance and additional heavy mobile equipment whilst Kestrel production increased following the one month longwall changeover in the second quarter.

Semi-soft coking coal production was 57 per cent higher than the corresponding quarter of 2010, primarily due to the ongoing expansion at Hunter Valley Operations (HVO).

Thermal coal production was three per cent lower than the third quarter of 2010 and four per cent lower than the second quarter. Clermont was impacted by a four week delay in overburden removal which reduced coal recovery.

2011 production guidance

In 2011, Rio Tinto’s share of Australian hard coking, semi soft coking and thermal coal production is expected to be 8 million tonnes, 3 million tonnes and 18 million tonnes, respectively.

Uranium

Rio Tinto share of production (000 lbs)

	Q3 11	vs Q3 10	vs Q2 11	9 mths 11	vs 9 mths 10
Energy Resources of Australia	1,532	+8%	+840%	2,272	-43%
Rössing	841	-38%	-4%	2,568	-38%

Since the resumption of processing activities at ERA in June, production has steadily increased and the plant has been milling at high throughput and utilisation rates.

Rössing production was lower than the third quarter of 2010 due to lower grades and lower extraction rates. The major pre-strip programme which will allow access to higher grade, low strip-ratio reserves is now 50 per cent complete.

2011 production guidance

In 2011, Rio Tinto’s share of uranium production is expected to be 7.4 million pounds.

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DIAMONDS & MINERALS

Rio Tinto share of production

	Q3 11	vs Q3 10	vs Q2 11	9 mths 11	vs 9 mths 10

Diamonds (000 carats)
Argyle	2,302	-5%	+46%	5,523	-27%
Diavik	1,160	+8%	+8%	3,046	+2%

Minerals (000 tonnes)
Borates	127	-10%	-12%	390	+1%
Titanium dioxide feedstock	381	+14%	+8%	1,063	+4%

Argyle rough diamond production was up 46 per cent compared with the previous quarter, and broadly in line with the corresponding period in 2010, following stabilisation of the operation after the impact of heavy rains and flooding in March 2011. Diavik production was eight per cent higher than both the previous quarter and the third quarter of 2010, driven by increased ore throughput, although this was partly offset by lower grades.

Borates production decreased by ten per cent compared with the third quarter of 2010, due to a planned maintenance shutdown in August 2011. Production at Boron operations has now returned to expected levels, having recovered from an inundation event earlier in the year

Titanium dioxide feedstocks production was eight per cent higher than the previous quarter following a furnace rebuild at Rio Tinto Fer et Titane. Production was 14 per cent higher than the corresponding period in 2010, reflecting improved operating performance at each of Richards Bay Minerals, Rio Tinto Fer et Titane and QIT Madagascar Minerals.

2011 production guidance

In 2011, Rio Tinto’s share of production is expected to be as follows:

•	Diamonds – 13 million carats

•	Titanium dioxide feedstocks – 1.4 million tonnes

•	Borates - 0.5 million tonnes.

OTHER CORPORATE ACTIVITY

On 1 August, Rio Tinto completed the divestment of its talc business to Imerys for an enterprise value of $340 million.

On 6 August, Rio Tinto and Mitsubishi Corporation made an indicative, conditional, incomplete and non-binding proposal to acquire all of the shares in Coal & Allied they do not already hold under a joint takeover.

In September, Rio Tinto reached an agreement with Western Fuels-Colorado LLC to divest its holding in the Colowyo coal mine. The sale is expected to close by the end of 2011.

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EXPLORATION AND EVALUATION

Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in the first nine months of 2011 was $798 million compared with $371 million in the same period of 2010. During the first nine months of 2011, the Group realised $88 million (pre-tax) from the divestment of central exploration properties, compared with $71 million in the same period of 2010. This included the Sari Gunay gold property in Iran and the Altai Nuurs coal project in Mongolia.

Exploration highlights

At the Amargosa bauxite project in Brazil, reports on mine design, infrastructure, beneficiation, geotechnical and hydrology studies have been prepared and final resource block models are under construction. The Order of Magnitude study remains on track for transition to Rio Tinto Alcan in the fourth quarter of 2011.

Rio Tinto Exploration signed a conditional agreement with Tasman Resources Ltd to farm in to their wholly-owned tenement hosting the Vulcan prospect, in close proximity to the Olympic Dam copper-gold-uranium mine, South Australia.

Rio Tinto entered into a joint venture with North Atlantic Potash Inc., a subsidiary of JSC Acron, to explore for potash on nine permitted areas in Saskatchewan, Canada.

Following completion of the Riversdale acquisition, Rio Tinto Coal Mozambique commenced accelerated exploration and evaluation studies on extensive land holdings across the Moatize Basin.

A summary of activity for the period is as follows:

Product Group	Evaluation projects	Advanced projects	Greenfield programmes
Aluminium		Amargosa, Brazil	Australia, Brazil, Laos
Copper	Copper/molybdenum: Resolution, US. Copper: La Granja, Peru Copper/gold: Oyu Tolgoi, Mongolia	Nickel: Tamarack, US.	Copper: Australia, Chile, Kazakhstan, Peru, Russia, US, Zambia Nickel: Canada, South Africa
Nickel/copper: Eagle, US
Diamonds & Minerals	Diamonds: Bunder, India		Diamonds: Canada,
	Lithium borates: Jadar, Serbia		Democratic Republic of Congo, India
Potash: Canada
Energy	Coal: Rio Tinto Coal Mozambique	Coal: Bowen Basin, Australia	Coal: Chile, Mozambique, Namibia
Uranium: Canada, Namibia
Iron Ore	Simandou, Guinea Pilbara, Australia	Pilbara, Australia.	Canada, Democratic Republic of Congo

Mine-lease exploration continued at a number of Rio Tinto businesses including Kennecott Utah Copper, Northparkes, Energy Resources of Australia, Rössing, Diavik and Pilbara Iron.

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 0419 850 205	Mobile: +61 (0) 408 335 309

Karen Halbert	Christopher Maitland
Office: +61 (0) 3 9283 3627	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 459 800 131

Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0)7920 503 600	Mobile: +44 (0) 7917 576597

Tony Shaffer	David Ovington
Office: +44 (0) 20 7781 1138	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 041 003	Mobile: +44 (0) 7920 010 978

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media

Continues	Page 9 of 26

Rio Tinto production summary

Rio Tinto share of production

							% Change
		Quarter			9 Months		Q3 11 vs Q3 10	Q3 11 vs Q2 11	9 MTHS 11 vs 9 MTHS 10
		2010 Q3	2011 Q2	2011 Q3	2010 9 MTHS	2011 9 MTHS
Principal Commodities
Alumina	(‘000 t)	2,343	2,240	2,235	6,785	6,593	-5%	0%	-3%
Aluminium	(‘000 t)	939	958	962	2,828	2,863	2%	0%	1%
Bauxite	(‘000 t)	8,604	8,726	9,178	24,589	25,971	7%	5%	6%
Borates	(‘000 t)	141	144	127	388	390	-10%	-12%	1%
Coal - hard coking	(‘000 t)	2,434	1,775	2,774	6,688	6,177	14%	56%	-8%
Coal – semi-soft coking	(‘000 t)	468	689	733	2,278	2,113	57%	6%	-7%
Coal – Australian thermal	(‘000 t)	4,694	4,758	4,575	13,276	13,355	-3%	-4%	1%
Copper - mined	(‘000 t)	159.7	127.2	109.3	492.9	382.7	-32%	-14%	-22%
Copper - refined	(‘000 t)	106.7	89.9	68.3	293.3	253.5	-36%	-24%	-14%
Diamonds	(‘000 cts)	3,536	2,733	3,534	10,643	8,766	0%	29%	-18%
Iron ore	(‘000 t)	47,608	48,851	49,834	134,579	140,561	5%	2%	4%
Titanium dioxide feedstock	(‘000 t)	335	352	381	1,019	1,063	14%	8%	4%
Uranium	(‘000 lbs)	2,776	1,040	2,373	8,101	4,840	-14%	128%	-40%

Other Metals & Minerals
Coal – US thermal	(‘000 t)	684	339	721	1,772	1,552	5%	113%	-12%
Gold - mined	(‘000 ozs)	187	168	169	572	515	-10%	0%	-10%
Gold - refined	(‘000 ozs)	164	105	88	484	292	-47%	-17%	-40%
Molybdenum	(‘000 t)	2.7	4.3	3.4	8.7	11.3	25%	-21%	30%
Salt	(‘000 t)	1,115	1,732	1,797	3,761	4,677	61%	4%	24%
Silver - mined	(‘000 ozs)	1,595	1,281	1,088	4,898	3,666	-32%	-15%	-25%
Silver - refined	(‘000 ozs)	1,207	868	664	3,638	2,436	-45%	-24%	-33%
Talc	(‘000 t)	259	257	84	763	592	-68%	-67%	-22%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the nine month figures.

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Rio Tinto share of production

	Rio Tinto interest	3Q 2010	4Q 2010	1Q 2011	2Q 2011	3Q 2011	9 MTHS 2010	9 MTHS 2011

ALUMINA
Production (‘000 tonnes)
Gove	100%	642	621	608	665	619	1,852	1,892
Jonquière (Vaudreuil)	100%	340	335	334	340	337	966	1,012
Queensland Alumina	80%	765	740	596	676	665	2,317	1,937
São Luis (Alumar)	10%	68	74	82	85	86	177	252
Yarwun	100%	364	359	338	301	354	1,018	993
Specialty alumina plants	100%	164	163	159	174	175	455	507

Rio Tinto total alumina production		2,343	2,292	2,117	2,240	2,235	6,785	6,593

ALUMINIUM
Production (‘000 tonnes)
Australia - Bell Bay	100%	45	45	45	45	45	132	135
Australia - Boyne Island	59%	84	83	81	82	83	248	247
Australia - Tomago	52%	69	69	67	70	70	203	207
Cameroon - Alucam (Edéa)	47%	10	11	7	7	9	24	23
Canada - six wholly owned	100%	315	332	328	332	335	991	995
Canada - Alouette (Sept-Îles)	40%	56	58	57	57	58	170	173
Canada - Bécancour	25%	26	26	26	27	26	78	78
France - two wholly owned	100%	89	90	89	87	81	267	256
Iceland - ISAL (Reykjavik)	100%	48	48	46	47	46	142	138
New Zealand - Tiwai Point	79%	70	70	68	70	73	203	211
Norway - SØRAL (Husnes)	50%	11	11	11	11	11	33	33
Oman - Sohar	20%	19	19	18	19	19	55	56
UK - two wholly owned	100%	49	49	51	56	57	137	164
USA - Sebree	100%	48	50	49	49	48	146	146

Rio Tinto total aluminium production		939	962	944	958	962	2,828	2,863

BAUXITE
Production (‘000 tonnes) (a)
Gove	100%	1,771	1,771	1,665	1,805	1,860	5,419	5,330
Porto Trombetas (b)	12%	498	498	453	465	454	1,354	1,372
Sangaredi (b)	(c)	1,373	1,380	1,281	1,395	1,461	4,038	4,137
Weipa	100%	4,962	4,813	4,668	5,061	5,403	13,778	15,132

Rio Tinto total bauxite production		8,604	8,462	8,067	8,726	9,178	24,589	25,971

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Rio Tinto share of production

	Rio Tinto interest	3Q 2010	4Q 2010	1Q 2011	2Q 2011	3Q 2011	9 MTHS 2010	9 MTHS 2011

BORATES
Production (‘000 tonnes B2O3 content)
Rio Tinto Minerals - borates	100%	141	113	120	144	127	388	390

COAL – hard coking
Rio Tinto Coal Australia (‘000 tonnes)
Hail Creek Coal	82%	1,709	1,708	854	1,457	1,906	4,182	4,217
Kestrel Coal	80%	726	571	774	318	867	2,505	1,960

Rio Tinto total hard coking coal production		2,434	2,279	1,628	1,775	2,774	6,688	6,177

COAL – semi-soft coking
Rio Tinto Coal Australia (‘000 tonnes)
Hunter Valley	76%	257	443	210	318	364	1,426	891
Mount Thorley	61%	191	173	334	309	330	711	973
Warkworth	42%	19	180	147	63	39	142	249

Rio Tinto total semi-soft coking coal production		468	797	691	689	733	2,278	2,113

COAL – thermal
Rio Tinto Coal Australia (‘000 tonnes)
Bengalla	30%	337	503	453	406	393	1,156	1,252
Blair Athol Coal	71%	1,260	492	521	414	471	4,354	1,406
Clermont (d)	50%	560	1,064	595	1,032	484	825	2,111
Hunter Valley	76%	1,675	1,969	1,721	2,157	2,145	4,422	6,023
Kestrel Coal	80%	141	104	86	30	84	466	200
Mount Thorley	61%	183	459	178	136	311	461	626
Warkworth	42%	538	562	468	583	686	1,592	1,736

Total Australian thermal coal		4,694	5,154	4,022	4,758	4,575	13,276	13,355

US Coal (‘000 tonnes)
Colowyo (e)	100%	684	599	492	339	721	1,772	1,552

Rio Tinto total thermal coal production		5,378	5,753	4,514	5,097	5,296	15,048	14,907

Continues	Page 12 of 26

Rio Tinto share of production

	Rio Tinto interest	3Q 2010	4Q 2010	1Q 2011	2Q 2011	3Q 2011	9 MTHS 2010	9 MTHS 2011

COPPER
Mine production (‘000 tonnes) (a)
Bingham Canyon	100%	65.2	68.5	60.4	45.6	41.9	181.3	147.9
Escondida	30%	73.3	76.2	61.7	56.1	44.7	227.1	162.5
Grasberg - Joint Venture (f)	40%	2.2	21.4	5.0	5.0	1.6	29.4	11.5
Northparkes	80%	8.1	8.0	9.3	9.7	10.6	23.2	29.6
Palabora	58%	10.9	11.1	10.0	10.8	10.5	31.9	31.2

Rio Tinto total mine production		159.7	185.2	146.3	127.2	109.3	492.9	382.7

Refined production (‘000 tonnes)
Escondida	30%	23.5	24.6	23.2	22.2	17.2	65.4	62.6
Kennecott Utah Copper	100%	74.8	64.8	63.5	57.7	45.2	204.5	166.5
Palabora	58%	8.5	10.1	8.5	10.0	5.9	23.3	24.4

Rio Tinto total refined production		106.7	99.5	95.2	89.9	68.3	293.3	253.5

DIAMONDS
Production (‘000 carats)
Argyle	100%	2,425	2,243	1,641	1,580	2,302	7,561	5,523
Diavik	60%	1,070	926	812	1,074	1,160	2,974	3,046
Murowa	78%	42	30	45	80	72	108	198

Rio Tinto total diamond production		3,536	3,199	2,498	2,733	3,534	10,643	8,766

GOLD
Mine production (‘000 ounces) (a)
Barneys Canyon	100%	0.4	0.4	0.4	0.4	0.4	1.6	1.2
Bingham Canyon	100%	104	96	101	100	92	370	293
Escondida	30%	14	13	11	10	6	39	28
Grasberg - Joint Venture (f)	40%	53	67	48	41	53	117	142
Northparkes	80%	14	13	15	15	16	39	45
Palabora	58%	2	2	2	2	2	5	5

Rio Tinto total mine production		187	191	177	168	169	572	515

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	164	112	99	105	88	484	292

Continues	Page 13 of 26

Rio Tinto share of production

	Rio Tinto interest	3Q 2010	4Q 2010	1Q 2011	2Q 2011	3Q 2011	9 MTHS 2010	9 MTHS 2011

IRON ORE & IRON
Production (‘000 tonnes) (a)
Hamersley - six wholly owned mines	100%	30,334	31,151	26,956	31,235	30,908	81,555	89,099
Hamersley - Channar	60%	1,312	1,757	1,483	1,752	1,688	4,852	4,922
Hamersley - Eastern Range	(g )	2,182	2,198	1,974	2,142	2,587	7,008	6,703
Hope Downs	50%	3,554	4,201	3,394	4,099	4,237	11,659	11,730
Iron Ore Company of Canada	59%	2,280	2,204	1,495	1,958	2,421	6,433	5,874
Robe River	53%	7,947	8,539	6,574	7,665	7,994	23,071	22,233

Rio Tinto total mine production		47,608	50,050	41,876	48,851	49,834	134,579	140,561

Breakdown: Pilbara Blend Lump		11,061	12,746	10,731	12,412	12,819	33,030	35,962
Pilbara Blend Fines		15,852	16,753	13,898	16,326	17,332	43,194	47,556
Robe Valley Lump		1,431	1,453	1,094	1,324	1,420	4,116	3,837
Robe Valley Fines		2,814	3,089	2,370	2,910	3,015	7,919	8,295
Yandicoogina Fines (HIY)		14,170	13,804	12,288	13,920	12,829	39,888	39,036
IOC Pellets		412	514	0	762	1,111	1,129	1,873
IOC Concentrates		1,868	1,690	1,495	1,197	1,309	5,305	4,001

MOLYBDENUM
Mine production (‘000 tonnes) (a)
Bingham Canyon	100%	2.7	4.2	3.7	4.3	3.4	8.7	11.3

SALT
Production (‘000 tonnes)
Dampier Salt	68%	1,115	1,427	1,148	1,732	1,797	3,761	4,677

SILVER
Mine production (‘000 ounces) (a)
Bingham Canyon	100%	845	893	777	788	668	2,861	2,233
Escondida	30%	469	465	392	349	236	1,377	978
Grasberg - Joint Venture (f)	40%	159	367	5	4	33	322	42
Others	—	121	124	123	140	151	339	413

Rio Tinto total mine production		1,595	1,849	1,297	1,281	1,088	4,898	3,666

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	1,207	1,094	903	868	664	3,638	2,436

TALC
Production (‘000 tonnes)
Rio Tinto Minerals – talc (h)	0%	259	237	251	257	84	763	592

TITANIUM DIOXIDE FEEDSTOCK
Production (‘000 tonnes)
Rio Tinto Iron & Titanium	100%	335	373	329	352	381	1,019	1,063

Continues	Page 14 of 26

Rio Tinto share of production

	Rio Tinto interest	3Q 2010	4Q 2010	1Q 2011	2Q 2011	3Q 2011	9 MTHS 2010	9 MTHS 2011

URANIUM
Production (‘000 lbs U3O8 )
Energy Resources of Australia	68%	1,421	1,912	577	163	1,532	3,979	2,272
Rössing	69%	1,354	1,363	851	877	841	4,122	2,568

Rio Tinto total uranium production		2,776	3,276	1,427	1,040	2,373	8,101	4,840

Production data notes

(a)	Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus pellets.
(b)	Bauxite production at non-managed mines has been restated from a wet to a dry tonne basis, in line with the tonnes shown for Rio Tinto managed operations.
(c)	Rio Tinto has a 22.95% shareholding in the Sangaredi mine but receives 45.0% of production under the partnership agreement.
(d)	Production commenced at Clermont in the second quarter of 2010.
(e)	In September 2011, Rio Tinto signed an agreement to sell the Colowyo mine.
(f)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. Rio Tinto’s share of production reflects actual production for the periods shown.
(g)	Rio Tinto’s share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.
(h)	Rio Tinto sold its 100% interest in the talc business with an effective date of 1 August 2011. Production data are shown up to that date.

The Rio Tinto percentage interest shown above is at 30 September 2011.

Rio Tinto’s interests in the Brockville specialty alumina plant, Awaso, Rawhide, Antelope, Cordero Rojo, Decker and Spring Creek mines were sold in 2010. No data for these operations are included in the Share of Production table.

Continues	Page 15 of 26

Rio Tinto operational data

	Rio Tinto interest	3Q 2010	4Q 2010	1Q 2011	2Q 2011	3Q 2011	9 MTHS 2010	9 MTHS 2011

ALUMINIUM

Rio Tinto Alcan
Bauxite Mines
Bauxite production (‘000 tonnes)
Australia
Gove mine - Northern Territory	100.0%	1,771	1,771	1,665	1,805	1,860	5,419	5,330
Weipa mine - Queensland	100.0%	4,962	4,813	4,668	5,061	5,403	13,778	15,132
Brazil
Porto Trombetas (MRN) mine (a)	12.0%	4,154	4,153	3,779	3,872	3,786	11,282	11,436
Ghana
Awaso mine (a) (b)	0.0%	—	—	—	—	—	39	—
Guinea
Sangaredi mine (a) (c)	23.0%	3,051	3,066	2,846	3,099	3,248	8,974	9,193
Rio Tinto Alcan share of bauxite shipments
Share of bauxite shipments (‘000 tonnes) (a) (d)		8,421	8,546	8,018	8,870	9,099	24,375	25,987

(a)     Bauxite production and shipments at non-managed mines have been restated from a wet to a dry tonne basis, in line with the tonnes shown for Rio Tinto managed operations.

(b)     Rio Tinto Alcan had an 80% interest in the Awaso mine but purchased the additional 20% of production. Rio Tinto Alcan sold its interest in Ghana Bauxite Company, owner of the Awaso mine, with an effective date of 1 February 2010. Production data are shown up to that date.

(c)     Rio Tinto has a 22.95% shareholding in the Sangaredi mine but receives 45.0% of production under the partnership agreement.

(d)     Bauxite shipments include ore used internally by the refinery at Gove.

Smelter-Grade Alumina Refineries
Alumina production (‘000 tonnes)
Australia
Gove refinery - Northern Territory	100.0%	642	621	608	665	619	1,852	1,892
Queensland Alumina Refinery - Queensland	80.0%	956	925	745	845	831	2,896	2,421
Yarwun refinery - Queensland	100.0%	364	359	338	301	354	1,018	993
Brazil
São Luis (Alumar) refinery	10.0%	676	737	821	846	855	1,770	2,522
Canada
Jonquière (Vaudreuil) refinery - Quebec (a)	100.0%	340	335	334	340	337	966	1,012
(a) Jonquière’s (Vaudreuil’s)production shows smelter grade alumina only and excludes hydrate produced and used for Specialty Alumina.

Rio Tinto percentage interest shown above is at 30 September 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 16 of 26

Rio Tinto operational data

	Rio Tinto interest	3Q 2010	4Q 2010	1Q 2011	2Q 2011	3Q 2011	9 MTHS 2010	9 MTHS 2011

ALUMINIUM (continued)

Specialty Alumina Plants
Specialty alumina production (‘000 tonnes)
Canada
Brockville plant - Ontario (a)	0.0%	4	—	—	—	—	13	—
Jonquière (Vaudreuil) plant - Quebec	100.0%	31	26	27	30	27	84	84
France
Beyrède plant	100.0%	4	5	7	6	6	14	19
Gardanne plant	100.0%	114	119	111	123	128	318	362
La Bâthie plant	100.0%	7	6	7	7	7	19	21
Germany
Teutschenthal plant	100.0%	7	7	6	8	7	19	21
Aluminium Smelters
Primary aluminium production (‘000 tonnes)
Australia
Bell Bay smelter - Tasmania	100.0%	45	45	45	45	45	132	135
Boyne Island smelter - Queensland	59.4%	141	140	137	139	140	418	416
Tomago smelter - New South Wales	51.6%	134	134	130	135	137	394	402
Cameroon
Alucam (Edéa) smelter	46.7%	21	23	15	15	19	52	49
Canada
Alma smelter - Quebec	100.0%	109	110	108	107	109	324	324
Alouette (Sept-Îles) smelter - Quebec	40.0%	141	145	142	143	146	424	432
Arvida smelter - Quebec	100.0%	44	44	43	44	44	130	131
Bécancour smelter - Quebec	25.1%	104	103	102	107	104	313	312
Grande-Baie smelter - Quebec	100.0%	55	55	55	56	56	163	167
Kitimat smelter - British Columbia	100.0%	44	40	41	41	42	145	124
Laterrière smelter - Quebec	100.0%	38	58	57	59	59	154	175
Shawinigan smelter - Quebec	100.0%	25	24	24	25	25	75	74
France
Dunkerque smelter	100.0%	65	67	65	62	56	194	183
Saint-Jean-de-Maurienne smelter	100.0%	24	24	24	25	25	73	74

Rio Tinto percentage interest shown above is at 30 September 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 17 of 26

Rio Tinto operational data

	Rio Tinto interest	3Q 2010	4Q 2010	1Q 2011	2Q 2011	3Q 2011	9 MTHS 2010	9 MTHS 2011

ALUMINIUM (continued)

Iceland
ISAL (Reykjavik) smelter	100.0%	48	48	46	47	46	142	138
New Zealand
Tiwai Point smelter	79.4%	88	88	86	89	91	256	266
Norway
SØRAL (Husnes) smelter	50.0%	22	22	22	22	22	66	67
Oman
Sohar smelter	20.0%	93	94	92	93	94	274	279
United Kingdom
Lochaber smelter	100.0%	11	11	11	11	12	31	34
Lynemouth smelter	100.0%	38	39	41	44	45	106	130
United States
Sebree smelter - Kentucky	100.0%	48	50	49	49	48	146	146
Rio Tinto Alcan share of metal sales
Share of primary aluminium sales (‘000 tonnes) (b)		1,249	1,285	1,055	1,116	1,116	3,775	3,287

(a)     Rio Tinto sold its 100% interest in the Brockville specialty alumina plant with an effective date of 20 September 2010.

(b)     In 2010, the aluminium sales included sales made through Rio Tinto Alcan’s Engineered Products division. In 2011, these sales are no longer included, following the disposal of 61% of the Engineered Products division in January 2011.

BORATES

Rio Tinto Minerals - borates	100.0%
California, US and Argentina
Borates (‘000 tonnes) (a)		141	113	120	144	127	388	390
(a) Production is expressed as B2O3 content.

Rio Tinto percentage interest shown above is at 30 September 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 18 of 26

Rio Tinto operational data

	Rio Tinto interest	3Q 2010	4Q 2010	1Q 2011	2Q 2011	3Q 2011	9 MTHS 2010	9 MTHS 2011

COAL

Rio Tinto Coal Australia
Bengalla mine	30.3%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,112	1,660	1,494	1,340	1,299	3,818	4,134
Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal production (‘000 tonnes)		1,769	691	731	582	661	6,112	1,974
Clermont Coal mine (a)	50.1%
Queensland, Australia
Thermal coal production (‘000 tonnes)		1,117	2,124	1,187	2,060	966	1,646	4,213
Hail Creek Coal mine	82.0%
Queensland, Australia
Hard coking coal production (‘000 tonnes)		2,084	2,082	1,042	1,776	2,325	5,101	5,143
Hunter Valley Operations	75.7%
New South Wales, Australia
Semi-soft coking coal production (‘000 tonnes)		340	586	277	419	481	1,883	1,177
Thermal coal production (‘000 tonnes)		2,213	2,601	2,274	2,849	2,833	5,841	7,956
Kestrel Coal mine (b)	80.0%
Queensland, Australia
Hard coking coal production (‘000 tonnes)		907	714	968	398	1,084	3,132	2,449
Thermal coal production (‘000 tonnes)		176	130	108	37	106	583	250
Mount Thorley Operations	60.6%
New South Wales, Australia
Semi-soft coking coal production (‘000 tonnes)		316	286	552	510	545	1,174	1,606
Thermal coal production (‘000 tonnes)		302	757	294	225	414	761	1,033

Rio Tinto percentage interest shown above is at 30 September 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 19 of 26

Rio Tinto operational data

	Rio Tinto interest	3Q 2010	4Q 2010	1Q 2011	2Q 2011	3Q 2011	9 MTHS 2010	9 MTHS 2011

COAL (continued)

Warkworth mine	42.1%
New South Wales, Australia
Semi-soft coking coal production (‘000 tonnes)		46	428	349	150	93	336	591
Thermal coal production (‘000 tonnes)		1,279	1,337	1,112	1,385	1,631	3,784	4,128

Total hard coking coal production (‘000 tonnes)		2,991	2,796	2,009	2,174	3,409	8,232	7,592
Total semi-soft coking coal production (‘000 tonnes)		701	1,299	1,178	1,079	1,118	3,394	3,374
Total thermal coal production (‘000 tonnes)		7,968	9,300	7,200	8,479	8,009	22,544	23,688

Total coal production (‘000 tonnes)		11,660	13,396	10,387	11,731	12,537	34,170	34,655

Total coal sales (‘000 tonnes)		12,611	13,671	10,607	11,669	11,687	33,520	33,963

Rio Tinto Coal Australia share
Share of hard coking coal sales (‘000 tonnes) (b)		2,459	2,996	1,644	1,880	2,253	6,504	5,776
Share of semi-soft coking coal sales (‘000 tonnes) (c)		607	735	703	609	795	2,242	2,108
Share of thermal coal sales (‘000 tonnes) (c)		4,981	4,852	4,095	4,716	4,300	12,989	13,111

(a)	Production commenced at Clermont in the second quarter of 2010.
(b)	Kestrel produces hard-coking coal and thermal coal through its mining operations. These coals may be blended at ports; blended coal sales are included in hard-coking coal sales.
(c)	Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto percentage interest shown above is at 30 September 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 20 of 26

Rio Tinto operational data

	Rio Tinto interest	3Q 2010	4Q 2010	1Q 2011	2Q 2011	3Q 2011	9 MTHS 2010	9 MTHS 2011

COAL (continued)

US Coal
Antelope mine (a)	0.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		8,602	6,777	—	—	—	24,378	—
Colowyo mine (b)	100.0%
Colorado, US
Thermal coal production (‘000 tonnes)		684	599	492	339	721	1,772	1,552
Cordero Rojo mine (a)	0.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		9,389	6,945	—	—	—	26,573	—
Decker mine (a)	0.0%
Montana, US
Thermal coal production (‘000 tonnes)		709	639	—	—	—	1,882	—
Spring Creek mine (a)	0.0%
Montana, US
Thermal coal production (‘000 tonnes)		4,768	3,806	—	—	—	12,920	—

Total coal production (‘000 tonnes)		24,151	18,767	492	339	721	67,525	1,552

(a)	As a result of the initial public offering of Cloud Peak Energy Inc. on 20 November 2009, Rio Tinto held a 48.3% interest in the Antelope, Cordero Rojo and Spring Creek mines and a 24.1% interest in the Decker mine. These interests were formerly reported under Rio Tinto Energy America but are now managed by Cloud Peak Energy. Following a secondary public offering in December 2010, Rio Tinto completed the divestment of its entire interest in Cloud Peak Energy Inc. with an effective date of 15 December 2010. Production data are shown up to that date.
(b)	In September 2011, Rio Tinto signed an agreement to sell the Colowyo mine.

Rio Tinto percentage interest shown above is at 30 September 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 21 of 26

Rio Tinto operational data

	Rio Tinto interest	3Q 2010	4Q 2010	1Q 2011	2Q 2011	3Q 2011	9 MTHS 2010	9 MTHS 2011

COPPER & GOLD

Escondida	30.0%
Chile

Sulphide ore to concentrator (‘000 tonnes)		19,697	18,789	15,993	16,399	12,029	55,105	44,420
Average copper grade (%)		1.24	1.26	1.15	1.06	0.97	1.31	1.07
Mill production (metals in concentrates):
Contained copper (‘000 tonnes)		197.7	194.6	153.1	141.2	91.9	592.2	386.2
Contained gold (‘000 ounces)		48	45	38	35	21	130	94
Contained silver (‘000 ounces)		1,565	1,551	1,308	1,164	786	4,589	3,259
Recoverable copper in ore stacked for leaching (‘000 tonnes) (a)		47	60	52	46	57	165	155
Refined production from leach plants:
Copper cathode production (‘000 tonnes)		78	82	77	74	57	218	209

(a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.

Freeport-McMoRan Copper & Gold
Grasberg mine (a)	0.0% (40% of the expansion)
Papua, Indonesia
Ore treated (‘000 tonnes)		21,062	21,560	19,998	20,024	19,016	62,449	59,038
Average mill head grades:
Copper (%)		0.92	0.88	0.77	0.77	0.76	0.84	0.77
Gold (g/t)		0.92	1.17	0.89	0.79	1.03	0.81	0.90
Silver (g/t)		2.75	2.91	2.38	2.20	2.65	2.75	2.40
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)		170.1	167.0	133.7	132.5	127.7	458.3	393.9
Gold in concentrates (‘000 ounces)		528	687	473	406	510	1,338	1,389
Silver in concentrates (‘000 ounces)		1,552	1,628	1,168	1,093	930	4,389	3,191
Sales of payable metals in concentrates: (b)
Copper in concentrates (‘000 tonnes)		167.7	153.5	127.2	129.4	128.4	446.3	384.9
Gold in concentrates (‘000 ounces)		517	625	476	396	506	1,317	1,377
Silver in concentrates (‘000 ounces)		1,216	1,192	905	838	757	3,415	2,500

(a)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 3Q 2011 results show the forecast from FCX’s most recent five-year plan because FCX is not releasing its actual 100% operating data for 3Q 2011 until the release of its 2011 third-quarter results on 19 October 2011.
(b)	Net of smelter deductions.

Rio Tinto percentage interest shown above is at 30 September 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 22 of 26

Rio Tinto operational data

	Rio Tinto interest	3Q 2010	4Q 2010	1Q 2011	2Q 2011	3Q 2011	9 MTHS 2010	9 MTHS 2011

COPPER & GOLD (continued)

Kennecott Minerals Company
Rawhide mine (a)	0%
Nevada, US
Metals produced in doré:
Gold (‘000 ounces)		—	—	—	—	—	9	—
Silver (‘000 ounces)		—	—	—	—	—	114	—

(a) Rio Tinto sold its 100% interest in the Rawhide mine with an effective date of 25 June 2010. Production data are shown up to that date

Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced (‘000 ounces)		0.4	0.4	0.4	0.4	0.4	1.6	1.2
Bingham Canyon mine	100.0%
Utah, US
Ore treated (‘000 tonnes)		13,396	13,582	13,600	13,747	12,230	39,969	39,577
Average ore grade:
Copper (%)		0.55	0.57	0.51	0.38	0.39	0.52	0.43
Gold (g/t)		0.35	0.31	0.33	0.30	0.31	0.41	0.31
Silver (g/t)		2.75	2.70	2.24	2.21	2.23	2.86	2.23
Molybdenum (%)		0.043	0.054	0.046	0.050	0.043	0.041	0.047
Copper concentrates produced (‘000 tonnes)		258	263	240	170	176	705	587
Average concentrate grade (% Cu)		25.1	26.0	25.1	26.5	23.7	25.6	25.1
Production of metals in copper concentrates:
Copper (‘000 tonnes) (b)		65.2	68.5	60.4	45.6	41.9	181.3	147.9
Gold (‘000 ounces)		104	96	101	100	92	370	293
Silver (‘000 ounces)		845	893	777	788	668	2,861	2,233
Molybdenum concentrates produced (‘000 tonnes):		5.3	7.9	6.9	8.0	6.4	16.8	21.3
Molybdenum in concentrates (‘000 tonnes)		2.7	4.2	3.7	4.3	3.4	8.7	11.3

(a)	Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.
(b)	Includes a small amount of copper in precipitates.

Rio Tinto percentage interest shown above is at 30 September 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 23 of 26

Rio Tinto operational data

	Rio Tinto interest	3Q 2010	4Q 2010	1Q 2011	2Q 2011	3Q 2011	9 MTHS 2010	9 MTHS 2011

COPPER & GOLD (continued)

Kennecott smelter & refinery	100.0%
Copper concentrates smelted (‘000 tonnes)		288	293	264	205	167	732	636
Copper anodes produced (‘000 tonnes) (a)		81.0	64.4	70.1	48.3	34.5	206.9	152.9
Production of refined metal:
Copper (‘000 tonnes)		74.8	64.8	63.5	57.7	45.2	204.5	166.5
Gold (‘000 ounces) (b)		164	112	99	105	88	484	292
Silver (‘000 ounces) (b)		1,207	1,094	903	868	664	3,638	2,436

(a) New metal excluding recycled material (b) Includes gold and silver in intermediate products.

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated (‘000 tonnes)		1,282	1,298	1,302	1,330	1,439	3,950	4,070
Average ore grades:
Copper (%)		0.86	0.84	0.97	0.97	1.03	0.81	0.99
Gold (g/t)		0.55	0.50	0.56	0.55	0.55	0.52	0.55
Copper concentrates produced (‘000 tonnes)		30.2	30.2	33.4	33.8	39.7	85.9	107.0
Contained copper in concentrates:
Saleable production (‘000 tonnes)		10.1	10.0	11.6	12.1	13.3	29.0	37.0
Sales (‘000 tonnes) (a)		8.4	11.3	5.4	8.7	8.4	20.4	22.6
Contained gold in concentrates:
Saleable production (‘000 ounces)		17.3	16.1	18.5	18.3	19.4	49.2	56.2
Sales (‘000 ounces) (a)		15.5	18.8	8.8	13.5	12.5	37.0	34.8

(a)	Rio Tinto’s 80% share of material from the Joint Venture.

Rio Tinto percentage interest shown above is at 30 September 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 24 of 26

Rio Tinto operational data

	Rio Tinto interest	3Q 2010	4Q 2010	1Q 2011	2Q 2011	3Q 2011	9 MTHS 2010	9 MTHS 2011

COPPER & GOLD (continued)

Palabora	57.7%
Palabora mine
South Africa
Ore treated (‘000 tonnes)		2,887	3,126	2,845	2,964	3,133	8,531	8,942
Average ore grade: copper (%)		0.64	0.63	0.66	0.65	0.63	0.65	0.65
Copper concentrates produced (‘000 tonnes)		61.1	65.2	58.4	61.2	58.2	180.7	177.8
Average concentrate grade: copper (%)		31.0	29.5	29.5	30.7	31.2	30.6	30.5
Copper in concentrates (‘000 tonnes)		18.9	19.3	17.3	18.7	18.1	56.3	54.1
Palabora smelter/refinery
New concentrate smelted on site (‘000 tonnes)		61.4	62.1	62.3	62.6	45.4	178.7	170.3
New copper anodes produced (‘000 tonnes)		14.3	14.4	14.7	18.3	10.8	41.3	43.7
Refined new copper produced (‘000 tonnes)		14.7	17.5	14.8	17.3	10.3	40.5	42.4
By-products:
Magnetite concentrate (‘000 tonnes)		764	695	880	820	744	2,299	2,444
Nickel contained in products (tonnes)		15	24	27	28	23	48	78
Vermiculite plant
Vermiculite produced (‘000 tonnes)		51	45	43	51	48	151	143

DIAMONDS

Argyle Diamonds	100.0%
Western Australia
AK1 ore processed (‘000 tonnes)		1,790	1,749	1,487	1,635	1,760	5,525	4,882
AK1 diamonds produced (‘000 carats)		2,425	2,243	1,641	1,580	2,302	7,561	5,523
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed (‘000 tonnes)		626	555	487	542	645	1,536	1,674
Diamonds recovered (‘000 carats)		1,783	1,543	1,353	1,790	1,934	4,957	5,076
Murowa Diamonds	77.8%
Zimbabwe
Ore processed (‘000 tonnes)		100	87	81	119	139	297	339
Diamonds recovered (‘000 carats)		53	39	58	103	93	139	254

Rio Tinto percentage interest shown above is at 30 September 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 25 of 26

Rio Tinto operational data

	Rio Tinto interest	3Q 2010	4Q 2010	1Q 2011	2Q 2011	3Q 2011	9 MTHS 2010	9 MTHS 2011

IRON ORE & IRON

Rio Tinto Iron Ore
Pilbara Operations
Western Australia
Saleable iron ore production (‘000 tonnes):

Hamersley - Paraburdoo, Mount Tom Price, Marandoo, Yandicoogina, Brockman and Nammuldi	100.0%	30,334	31,151	26,956	31,235	30,908	81,555	89,099

Hamersley - Channar	60.0%	2,186	2,929	2,471	2,919	2,813	8,087	8,204
Hamersley - Eastern Range	(a )	2,182	2,198	1,974	2,142	2,587	7,008	6,703
Hope Downs	50.0%	7,108	8,401	6,788	8,199	8,473	23,319	23,460
Robe River - Pannawonica (Mesas J and A)	53.0%	8,010	8,571	6,535	7,989	8,367	22,707	22,891
Robe River - West Angelas	53.0%	6,985	7,541	5,869	6,472	6,716	20,823	19,058

Total production (‘000 tonnes)		56,804	60,790	50,593	58,956	59,864	163,499	169,414

Breakdown: Pilbara Blend Lump		14,294	16,369	13,697	15,865	16,214	43,128	45,775
Pilbara Blend Fines		20,331	22,046	18,073	21,183	22,455	57,777	61,711
Robe Valley Lump		2,700	2,742	2,063	2,498	2,679	7,776	7,241
Robe Valley Fines		5,309	5,828	4,472	5,491	5,688	14,941	15,650
Yandicoogina Fines (HIY)		14,170	13,804	12,288	13,920	12,829	39,888	39,036

Total sales (‘000 tonnes) (b)		55,891	58,216	49,874	54,589	59,501	164,484	163,964

Breakdown: Pilbara Blend Lump		12,348	13,489	11,813	12,607	13,567	38,080	37,987
Pilbara Blend Fines		22,099	22,562	19,287	21,309	24,259	64,295	64,855
Robe Valley Lump		2,420	2,786	1,954	2,109	2,299	6,804	6,363
Robe Valley Fines		5,380	6,220	4,785	5,611	5,981	15,607	16,377
Yandicoogina Fines (HIY)		13,644	13,159	12,035	12,953	13,395	39,697	38,382

(a)     Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto’s share of production.

(b)     Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates (‘000 tonnes)		702	876	0	1,297	1,892	1,922	3,189
Pellets (‘000 tonnes)		3,181	2,878	2,546	2,038	2,230	9,034	6,814
Sales:
Concentrate (‘000 tonnes)		796	821	281	1,051	1,940	2,194	3,272
Pellets (‘000 tonnes)		2,406	3,974	2,273	1,898	2,243	8,078	6,414

Rio Tinto percentage interest shown above is at 30 September 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 26 of 26

Rio Tinto operational data

	Rio Tinto interest	3Q 2010	4Q 2010	1Q 2011	2Q 2011	3Q 2011	9 MTHS 2010	9 MTHS 2011

SALT

Dampier Salt	68.4%
Western Australia
Salt production (‘000 tonnes)		1,630	2,088	1,679	2,534	2,628	5,501	6,841

TALC

Rio Tinto Minerals – talc (a)	0.0%
Australia, Europe, and North America
Talc production (‘000 tonnes)		259	237	251	257	84	763	592

(a) Rio Tinto sold its 100% interest in the talc business with an effective date of 1 August 2011. Production data are shown up to that date.

TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium	100.0%
Canada and South Africa (a)
(Rio Tinto share)
Titanium dioxide feedstock production (‘000 tonnes)		335	373	329	352	381	1,019	1,063

(a) Quantities comprise 100% of Rio Tinto Fer et Titane and 37% of Richards Bay Minerals production. Ilmenite mined in Madagascar is being processed in Canada.

URANIUM

Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
Production (‘000 lbs U3O8 )		2,078	2,796	843	238	2,241	5,818	3,322
Rössing Uranium Ltd	68.6%
Namibia
Production (‘000 lbs U3O8 )		1,974	1,988	1,240	1,279	1,226	6,011	3,745

Rio Tinto percentage interest shown above is at 30 September 2011. The data represent full production and sales on a 100% basis unless otherwise stated.